09057303

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53011

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAXXtrade, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Corporate Drive Suite 410
(No. and Street)

Lexington	Kentucky	40503
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff M. Garstka (859)223-9800 x107
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baldwin and Associates PLLC
(Name – *if individual, state last, first, middle name*)

713 West Main Street	Richmanod	Kentucky	40475-1351
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/19

OATH OR AFFIRMATION

I, Jeff M. Garstka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maxxtrade, Inc., as of Dec. 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP-MAXXtrade, Inc.
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

MAXX TRADE, Inc.
Table of Contents

Baldwin & Associates, PLLC
Your link for financial success
Certified Public Accountants
Consultants & Information Professionals

713 West Main Street
Richmond, KY 40475-1351
Phone: (859) 626-9040

Independent Auditors' Report

MAXX TRADE, Inc.
Lexington, Kentucky

We have audited the accompanying statements of financial condition of MAXX TRADE, Inc. (the Company) as of December 31, 2008 and 2007 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MAXX TRADE, Inc. as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 9 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baldwin & Associates, PLLC

Baldwin & Associates, PLLC
February 26, 2009

MAXX TRADE, Inc.
Statements of Financial Condition
December 31, 2008 and 2007

	2008	2007
Assets		
Current Assets		
Cash	$ 1,092	$ 52,809
Accounts receivable	7,608	33,523
Accounts receivable - other	4,000	4,000
Total Current Assets	12,700	90,332
Property and Equipment		
Fixed assets	4,277	4,277
Accumulated depreciation	(4,277)	(4,277)
Other Assets		
Marketable securities	77,807	-
Total Other Assets	77,807	-
Total Assets	$ 90,507	$ 90,332
Liabilities and Stockholders' Equity		
Current Liabilities		
Accrued expenses and other liabilities	$ 2,385	$ 7,438
Total Current Liabilities	2,385	7,438
Stockholders' Equity		
Common stock, no par value, 1,000 shares authorized, 510 shares issued and outstanding	250	250
Additional paid in capital	151,705	119,926
Accumulated deficit	(64,861)	(37,282)
Accumulated comprehensive income	1,028	-
Total Stockholders' Equity	88,122	82,894
Total Liabilities and Stockholders' Equity	$ 90,507	$ 90,332

See accompanying notes to financial statements.

MAXX TRADE, Inc.
Statements of Operations and Comprehensive Income
For the Years Ended December 31, 2008 and 2007

	2008	2007
Revenue		
Commissions	$ 319,915	$ 932,953
Interest income	64	679
Other income	-	35,000
Total Revenue	319,979	968,632
Expenses		
Commissions	242,198	679,772
Floor brokerage, exchange, and clearance fees	31,663	44,937
Communications and data processing	14,428	16,676
Occupancy	27,297	35,000
Advertising	-	150
Other	31,972	26,085
Total Expenses	347,558	802,620
Net Income	(27,579)	166,012
Other Comprehensive Income		
Unrealized gains on investments	1,028	-
Total Other Comprehensive Income	1,028	-
Total Comprehensive Income	$ (26,551)	$ 166,012

See accompanying notes to financial statements.

MAXX TRADE, Inc.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2008 and 2007

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balances, January 1, 2007	$ 250	$ 586,150	$ (203,294)	$ -	$ 383,106
Comprehensive income					
Net income for the year ended December 31, 2007	-	-	166,012	-	166,012
Total comprehensive income					166,012
Other adjustments (Note 6)	-	(466,224)	-	-	(466,224)
Balances, December 31, 2007	250	119,926	(37,282)	-	82,894
Comprehensive income					
Net income for the year ended December 31, 2008	-	-	(27,579)	-	(27,579)
Unrealized gain on investments					
Unrealized holding gains arising during the year	-	-	-	1,028	1,028
Total comprehensive income					(26,551)
Capital contribution	-	31,779	-	-	31,779
Balances, December 31, 2008	$ 250	$ 151,705	$ (64,861)	$ 1,028	$ 88,122

See accompanying notes to financial statements.

MAXX TRADE, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash Flows From Operating Activities		
Net income (loss)	$ (27,579)	$ 166,012
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
Depreciation	-	1,066
(Increase) Decrease in:		
Accounts receivable	25,915	(22,066)
Accounts receivable - other	-	(4,000)
Accounts receivable - related party	-	(105,478)
(Decrease) Increase in:		
Accrued expenses	(5,053)	(54,451)
Net Cash Used by Operating Activities	(6,717)	(18,917)
Cash Flows from Financing Activities		
Repayment of loan from stockholder	(45,000)	-
Net Cash Used by Financing Activities	(45,000)	-
Net Decrease in Cash	(51,717)	(18,917)
Cash at Beginning of Year	52,809	71,726
Cash at End of Year	$ 1,092	$ 52,809
Supplemental Disclosure		
Non-cash transactions		
Contribution of mutual fund shares to additional paid in capital	$ 31,799	$ -
Loan from stockholder of mutual fund shares	$ 45,000	$ -
Related party receivable reclassified as additional paid in capital	$ -	$ 466,224

Note 1 – Summary of Significant Accounting Policies

Nature of Business

MAXX TRADE, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Kentucky corporation and was incorporated September 21, 1999.

The Company is an introducing broker. An introducing broker is a broker-dealer firm that accepts customer orders but elects to clear the orders through another broker for cost efficiencies, for example, not having to perform all of the clearance functions on a small volume of business, thereby eliminating many fixed costs. In this arrangement, the introducing broker accepts the customers' orders and the clearing brokers or other parties clear the trades. Either party may initiate the execution of a trade. The clearing broker-dealer processes and settles the customer transactions for the introducing broker using the back-office processing of the clearing broker-dealer. The Company's clearing broker-dealer is Penson Financial Services. Commissions received from the transactions are divided in any manner agreed to by the introducing and clearing broker-dealer and stipulated in written contracts.

Cash and Cash Equivalents

The Company considers cash on hand and short-term investments having an initial maturity of three months or less as cash and cash equivalents for purposes of the statement of cash flows.

Accounts Receivable

The Company's receivables originate from only one entity, Penson Financial Services. Each month Penson Financial Services wires the commission earned by the Company for the previous month to the Company's bank account. The Company also has another receivable due from two sales representatives for monthly fees. Management considers all receivables to be collectible. Therefore, an allowance for doubtful accounts has not been established.

Fixed Assets

Office furnishings and equipment are stated at cost, less accumulated depreciation that is computed using an accelerated method. The assets are depreciated over their useful lives, all of which are five years.

Securities Transactions and Financial Instruments with Off-Balance-Sheet Risk

Securities transactions are recorded on the settlement date basis, generally the third business day following the transaction date. Recording these transactions on the trade date would not have a material effect on the accompanying financial statements.

The Company, under the correspondent agreement with its clearing broker, has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. Through December 31, 2008, the Company has not been required to make any payments under this guarantee, and management is not aware of any circumstances as of the date of the audit which would require them to perform under this guarantee.

Note 1 – Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company, with the consent of its stockholders, has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the Company's stockholders are liable for individual federal income taxes on the Company's taxable income. Accordingly, there is no provision for federal income taxes.

Effective for tax years beginning on or after January 1, 2007, S Corporations in Kentucky will no longer be subject to corporate income tax, however they will be subject to a limited liability entity tax (LLET). Except for a $175 minimum, the LLET will not apply if the entity's gross receipts or gross profits from all sources are $3 million or less. For the years ended December 31, 2008 and 2007, the Company was subject to the minimum tax of $175.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Note 2 – Investments

The Company's investments consist of mutual funds (Level 1) and are classified as available-for-sale. They are carried in the financial statements at fair value based on quoted market prices. Unrealized gains and losses in comprehensive income at December 31, 2008 and 2007 was $1,028 and $0, respectively. The net adjustment to unrealized gains and losses increased other comprehensive income by $1,028 and $0 for the in 2008 and 2007, respectively.

A summary of investments at December 31 is as follows:

	2008		2007	
	Cost	Fair Value	Cost	Fair Value
Marketable securities	$ 76,779	$ 77,807	$ -	$ -

Note 3 – Stock Repurchase

During 2007 the five stockholders of MAXX TRADE, Inc. came to the agreement that three of the stockholders' would transfer into the Company's treasury for cancellation their 490 total combined shares of stock. For consideration of these shares, the three were released from all further obligations and liabilities of MAXX TRADE, Inc. The stock was reacquired by MAXX TRADE at no cost, so the transaction did not have an affect on the Company's total equity.

Note 4 – Lease Commitment

The Company leases its office space under an operating lease effective through November 2009. The lease agreement provides for a 5-year renewal option. Rent expense was $27,237 and $28,238 for 2008 and 2007, respectively. Required future minimum lease payments under this operating lease are as follows as December 31, 2008:

2009	$25,883

Note 5 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company's net capital was $76,514 which was $71,514 in excess of its required net capital of $5,000. As of December 31, 2007, the Company's net capital is $45,370 which is $40,370 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.0312 to 1 and 0.1639 to 1 at December 31, 2008 and 2007, respectively.

Note 6 – Related Party Transactions

During 2007, the Company wrote off against additional paid in capital an accounts receivable of $466,224 from a related entity. The related entity called Lexington Brokerage & Company is owned by the two stockholders of MAXX TRADE, Inc. Prior to the write off, the related entity was absorbing expenses related to MAXX TRADE, Inc. until such time that MAXX TRADE, Inc. sustained profitability. The balance of accounts receivable with the related entity was $466,224 at of December 31, 2007 at during which time the owners had agreed to personally assume indebtedness for the receivable.

The stockholders of MAXX TRADE, Inc. receive commission payments for transactions they generate. For the years ended December 31, 2008 and 2007, the stockholders received $162,791 and 212,526, respectively.

Note 7 – Off-Balance Sheet Arrangement

The variable interest entity, Lexington Brokerage & Company, was established in 1995 as an independent stock brokerage company. The two active shareholders were independent representatives for several broker/dealer companies. In September of 1999, the two active shareholders in Lexington Brokerage & Company started their own broker/dealer company. Lexington Brokerage & Company remained open with a large client base. MAXX TRADE, Inc. began serving the clients of Lexington Brokerage & Company as their new broker/dealer. Since MAXX TRADE, Inc. was a new company, the capital provided by the two principal shareholders in Lexington Brokerage & Company was used to absorb the start up costs and continued to be used to absorb expenses of MAXX TRADE, Inc. through 2007. It is anticipated that Lexington Brokerage & Company will no longer need to absorb expenses for MAXX TRADE, Inc. in subsequent years.

Loss Contingency

The Company was one of several entities named in a claim alleging the mishandling of an individual's investment account by one of the Company's independent brokers. It is the opinion of management that the lawsuit is without merit, and the Company will not incur a liability. As of December 31, 2008, the case is in arbitration with the National Association of Securities Dealers. No amount has been accrued in these financial statements since the outcome of this matter is uncertain and the amount of the liability, if any, cannot be determined.

MAXX TRADE, Inc.
Schedule of Computation of Net Capital
Pursuant to Rule 15c3-1
December 31, 2008

Total Stockholders' Equity	$	88,122
Deductions and/or Charges		
Other nonallowable assets		11,608
		11,608
Net Capital	$	76,514
Aggregate Indebtedness		
Accrued expenses and other liabilities	$	2,385
Aggregate Indebtedness to Net Capital		3.12 %
Computation of Basic Net Capital Requirement		
Minimum net capital required (greater of 6 2/3% indebtedness or $5,000)	$	5,000
Net capital		76,514
Excess net capital	$	71,514

There are no material differences between the Company's Computation of Net Capital as reported by Registrant in Part IIA on Form X-17a-5 as of December 31, 2008.

MAXX TRADE, Inc.
Schedule of the Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
December 31, 2008 and 2007

This schedule is not applicable to the Company under the exemption provided at SEC Rule 15c3-3k2ii.

MAXX TRADE, Inc.
Schedule of the Information Relating to Possession
of Control Requirements Pursuant to Rule 15c3-3
December 31, 2008 and 2007

This schedule is not applicable to the Company under the exemption provided at SEC Rule 15c3-3k2ii.

Baldwin & Associates, PLLC
Your link for financial success
Certified Public Accountants
Consultants & Information Professionals

713 West Main Street
Richmond, KY 40475-1351
Phone: (859) 626-9040

Report on Internal Control Required by
SEC Rule 17a-5 for a Broker-Dealer Claiming
An Exemption From SEC Rule 15c3-3

MAXX TRADE, Inc.
Lexington, Kentucky

In planning and performing our audit of the financial statements and supplemental schedules of MAXX TRADE, Inc., (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

www.baldwincpas.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. We identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 26, 2009.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of MAXX TRADE, Inc. as of and for the year ended December 31, 2008, and this report does not affect our report thereon dated February 26, 2009

In preparing monthly reconciliations of the bank account, the reconciler considers the checks entered into the accounting system, and ignores any checks which were hand written and had not entered into the system by the time the bank reconciliation was performed. Thus, the balance shown by the bank statement is not reconciled with the actual cash book balance. We recommend that in reconciling bank accounts all checks written during the month be accounted for as either returned by the bank or as outstanding. This can be verified by comparing the last check number in the accounting system to the number of the last check actually written.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties..

Baldwin & Associates, PLLC

Baldwin & Associates, PLLC
February 26, 2008

MAXX TRADE, Inc.
Lexington, Kentucky

* * * * *

Independent Auditors' Report
And Financial Statements
For the Years Ended
December 31, 2008 and 2007